UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Leading Italian Trade Shop Purchases 600th Trendsetter VLF Platesetter by Creo

Vancouver, B.C. Canada (February 18, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) is pleased to announce the 600th installation of the renowned Trendsetter® VLF Quantum platesetter, the most widely used very large format imaging device in the world. Introduced just six years ago, this thermal computer-to-plate (CTP) solution alone has captured more than 75% of the world's market. The Trendsetter® VLF Quantum platesetter images plates for magazine, book, catalog and directory printers and trade shops, as well as converters and packaging trade shops with very large format web and sheetfed presses.

Digital Data/Reproscan SRL, one of the largest trade shops in Italy, is located in Orio al Serio, near Bergamo. Reproscan installed two Creo Trendsetter VLF Quantum platesetters to enhance plate imaging for the production of many high quality magazines. "We were impressed by the professionalism and quickness of Creo," says Ezio Naldi, general manager of Reproscan. "The engineers of Creo Italy installed the Trendsetter on Saturday and on Monday we were already in full production." Reproscan provides complete prepress services including an image bank to publishers of magazines and mail order catalogues.

"We gained many advantages by installing the Trendsetter VLF Quantum - reliability, quality, production speed and ease of use and maintenance," says Mr. Naldi. The Trendsetter VLF Quantum devices image at high-speed to enable high throughput and reduced remake time. "We currently produce 4500 plates per month and our new system enables us to manage in the best way, even in emergency situations. Most of the 17 magazines we produce have the same production schedule and that causes a high peak of work," explains Mr. Naldi. "We are successful handling this peak now with our two new CTP systems." The Trendsetter VLF Quantum features the patented SQUAREspot™ thermal imaging head, which helps maintain data integrity from the original file through to the press.

After upgrading its prepress workflow to Brisque4™ from Creo, Reproscan will image plates with Creo's Staccato® stochastic (FM) screening software, which is included with the Trendsetter VLF Quantum platesetter. Reproscan's high quality work is the reason the trade shop wants to use stochastic screening. Stochastic screening eliminates traditional AM halftone problems, such as screening moirés, rosette patterns and subject moiré patterns. Tone and color stability on the press is also increased, and print quality improves even on a lesser grade paper stock. Stochastic screening also uses fewer spot colors to produce a greater color gamut. "The quality of output is outstanding," says Mr. Naldi. "Five years ago we evaluated stochastic screening but the solution on the market at that time did not achieve the performance that Staccato from Creo does today." Trendsetter VLF Quantum is the only very large format platesetter that enables consistent and reliable stochastic screening.

In addition to the pair of new Trendsetter VLF Quantum platesetters, Reproscan uses several other Creo systems including a Renaissance copydot scanning system; four Iris2PRINT™ proofers; Dolev® 800 and Dolev® 4 PRESS V imagesetters; and five Brisque workflow stations.

Creo will demonstrate the Trendsetter VLF Quantum CTP system at IPEX 2002 (Hall 4, Booth 650) in Birmingham, UK from April 9 - 17.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +1.604.451.2700	T. +1.604.451.2700
F. +1.781-275.3430	F. +1.604.437.9891	F. +1.604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: February 19, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary